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A black woman-led wellness brand making wellness accessible via juice and yoga

INNERGJUICEANDYOGA.COM NASHVILLE TN

Main Street | Food | Retail | Social Impact | Lifestyle

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### Why you may want to invest in us...

1. Launching black-woman owned and led wellness brand meeting demand for inclusive services and spaces.
2. Existing cold-pressed juice business has doubled 2019 revenue in 2020.
3. Yoga and juice sectors of the wellness industry represent a $30 million market in Nashville alone.
4. Opening first storefront in the heart of Nashville's burgeoning Buchanan Arts District Spring 2021.
5. Storefront located in a neighborhood with established high-end retail and without competitors.
6. Expanding juice delivery with 5 cold-pressed juice vending machines in 2021 and 20 by 2024.
7. Launching a wellness app with streaming yoga and online juice store in Spring 2021
8. Operational Efficacy-Founder is a 6 Sigma Black Belt, Scrum Product Owner, and 500H RYT.

### The founder

**Nielah Burnett**

Chief Juiceista and Lead Yogini

*In the span of 2 months, I drove over 3,000 miles across the state of Tennessee to deliver 2,000 bottles of cold pressed juice to essential and front line personnel, to help them boost their immune systems and morale at the onset of the pandemic.*

### In the news

FOX SOUL

November 5, 2020 @ vods3-prod.franklyinc.com

**November Edition**

November 5, 2020 @ pages.e2ma.net

**Small Business, Big Mission: Nielah Burnett, of InnerG Juice and Yoga, grasping for answers - Nashville Business Journal**

There is a storefront on the corner of Ninth and Buchanan that sits empty, spare a built-in shelf full of yoga mats and accessories. It has sat that way for more than three months, waiting to be filled with the

November 4, 2020 @ bizj.us

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# The Wellness Industry Needs to Change

The wellness industry is booming. Social media and the millennial generation's focus on health and fitness have led to a boom in wellness-oriented brands and influencers. However, as the industry grows, a long-standing problem has only intensified.

The wellness industry has a representation problem. By and large, wellness spaces are dominated by brands built around a specific type of consumer - white, affluent, and unnaturally skinny.

Inner G is different. Led by Nielah Burnett, Inner G is building an inclusive community focused on empowerment, inclusion, and community. Inner G isn't only a wellness brand that centers diverse people and diverse bodies. It is also focused on bringing empowered wellness and healthy habits in communities that lack access to healthy food and fitness options.

### A new voice for inclusive, empowered, wellness.....

Inner G Yoga is opening the first juice bar and yoga studio in North Nashville's emerging arts and culture corridor - the Buchanan Street Arts District.

Located in the heart of North Nashville, Inner G's flagship store will bring health and wellness to the people in what has traditionally been a food desert. Located alongside thriving businesses with a shared focus on social impact, including Slim and Husky's Pizza and Nisolo's ethically made shoes, Inner G is ready to grow alongside them and the community where they are located.

The buildout of the new location is scheduled to start Jan 1st, 2021. Funding from the Wefunder round will help cover interior design, equipment, PR/marketing, videography costs for filming our virtual yoga classes, supplies for juice, and hopefully, if we reach our full goal, will onboard Nielah as full-time (as opposed to part-time).



### Now is the time to grow for every-body

Inner G was born 4 years ago as Nielah began developing juice recipes and developing training tools for yoga styles designed for any-body or any occupation. The business has grown as a juice subscription and delivery service. In 2021, Inner G delivered over 8500 boxes of fresh juice in 2020, earning $46,000 in revenue - a 2x increase from 2019.

Now, it is time to supercharge this growth and a moment when the market is finally recognizing the absence of representation in the industry.

With the support of the Wefunder community, in 2021, Inner G plans to:

- Open its flagship juice bar and yoga studio on Buchanan Street

- Introduce Nashville's first fresh juice vending machines

- Introduce the Inner G Juice and Fitness App, offering online juice sales and streaming fitness content

### A Market Ripe for Representation

The yoga and juice sectors of the wellness industry alone represent a $30 million market in Nashville along based on per capita national projections. Earning an average market share with the 18 other juice bars and 115 other gyms and studios offering yoga in Nashville translates to a 5-year revenue projection of over $2 million based on Inner G's business plan.

This is before considering that there is an untapped and unengaged market for wellness spaces and brands that are inclusive and created for real people and every-body.

While we cannot guarantee an exact timeline, InnerG aims to have 3 juice bars and yoga studios open in Nashville by 2025, along with 20 fresh juice vending machines. We hope to be exploring opportunities in other regional cities to reach beyond the market for inclusive wellness in Nashville.

**Help create an empowered, healthy community**

We are a growing business, supported by the Nashville Entrepreneur Center's Inflight Incubation program and Mitsubishi's Small Batch Ideas Incubator Network.

We are black-owned and woman-led.

We are passionate about spreading the power of juice, yoga, and positivity.

We are insistently inclusive and our yoga adapts to your needs.

We are focused on building strong, healthy community.

Most importantly, we have the right plan at the right time to bring wellness to the people through the power of juice and yoga.



# Investor Q&A

— COLLAPSE ALL

**What does your company do?** ⌄

Inner G Juice and Yoga is a Black woman-owned wellness brand promoting positivity and community through fresh cold-pressed juice and yoga. We are addressing the lack of diversity in the wellness industry by promoting inclusive wellness in Nashville as the region's first yoga and juice bar under one roof. Our first storefront is opening in Spring 2021. We are also rolling out 5 fresh juice vending machines and an app offering online juice sales and streaming fitness classes in 2021.

**Where will your company be in 5 years?** ⌄

We're opening a flagship storefront in North Nashville to serve as home base for juice delivery, in-store pickup, and yoga sessions. In 2021, we will place 5 Vitality Zones across Nashville, serviced by fresh InnerG juice vending machines and popup yoga classes. In year 2, we aim to have two full service brick and mortar locations and 10 Vitality Zones. In years 3-5, we intend to expand beyond Nashville, to Atlanta, Memphis, Chattanooga, and Denver. These projections cannot be guaranteed.

**Why did you choose this idea?** ⌄

InnerG saved Nielah's life. Juiced fruits and vegetables restored her from the severe blood loss she suffered after nearly dying. Yoga helped her to recover from depression, grief and anxiety that followed her daughter's death. Who needs this the most? People who are not well represented in a wellness industry that is dominated by brands that market first to white consumers and by influencers who do not represent diverse communities. We need communities built on healthy habits, positivity, and inclusion. That is what Inner G is all about.

**How far along are you? What's your biggest obstacle?** ⌄

InnerG is 3 years young as a registered entity. However, its been in the works since 2011. Over the last 9 years of growth, funding has been our biggest obstacle, which has stunted our growth. Inner G has been limited by access to capital through the traditional banking system. We are turning to Wefunder because we believe that the public knows what banks have struggled to understand. It is time for the wellness industry to represent all members of our community. There is an untapped demand for brands that speak to every-body. With your support, we are ready to grow and to build a healthy, inclusive, positive community.

**Who competes with you? What do you understand that they don't?** ⌄

We are a cold pressed juice delivery service first, which enables our customers to have more than just 1 juice per purchase on a recurring basis, so that they can spend their time on more important things We understand that building healthy habits requires to resolve, but it also requires convenience.

Inner G is creating storefronts and studios that welcome everyone. Many fitness brands talk about inclusion, but few actually understand what inclusion looks like. For Inner G, inclusion starts with our leadership and is reflected in the way we teach yoga and the clientele we have cultivated in our first three years of operating. We are bringing juice and yoga to parts of Nashville that our competitors don't have a presence in and we are supporting this approach with a plan to make sure we are available everywhere through our subscription service as well as our vending machines.

Our bonus key differentiator is that we offer full-service yoga, virtual or in person, and under the same roof where our juice is produced. Our approach to wellness bridges the gap between diet and exercise and convenience to help our customers achieve work-life balance and wellness goals.

### How will you make money? ⌄

We have five primary revenue streams. First, we are continuing our subscription-based juice delivery service, for recurring revenue. This is our core business and it has grown by approximately 100% in the past year. Second, our storefront will serve walk-in juice orders and merchandise. Third, the storefront will include a yoga studio for in-person classes that will also be streamed on our app for subscribers. Fourth, we are introducing fresh food vending machines around Nashville as standalone points of sale. Finally, InnerG Yoga Teacher Training will both generate certification revenue and onboard teachers to attract and retain yoga students. Our yoga teachers will become Inner G's evangelists for inclusive wellness in our community.

### What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

In order for us to succeed, InnerG must excel at mitigating the following key risks:

1. Disposable Income: both juice and yoga are not considered necessary goods/services, which means InnerG must also excel at competing on the basis of value.

2. Cost of Goods for Produce and Packaging: Our juices are made from fresh produce, which means production depends heavily on the availability and the price of wholesale produce and packaging.

3. Market Saturation: both juice bars and yoga studios are have an inherent inability to protect recipes or yoga sequences that can be easily duplicated.

### When will you be profitable? ⌄

With our revenue share model for the raise on Wefunder, we plan to attain profitability very quickly - in 2022. We project the Inner G will actually begin making a profit by the second half of 2021, but 2022 will be our first profitable year overall. This depends on opening our storefront and establishing revenue from our vending machines. These projections cannot be guaranteed.

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